July 15, 2024

Via EDGAR Submission

Ms. Aamira Chaudhry

Mr. Doug Jones

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Xponential Fitness, Inc.

Form 10-K for Fiscal Year Ended December 31, 2023

File No. 001-40638

Dear Ms. Chaudhry and Mr. Jones:

Xponential Fitness, Inc., a Delaware corporation (the “Company”), submits to the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) this response to the Staff’s letter, dated June 20, 2024 (the “Comment Letter”), with respect to the above-referenced Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2023 (the “Form 10-K”) (File No. 001-40638), requesting the Company’s response to the Staff’s letter, dated April 23, 2024 (the “Comment Letter”), by July 5, 2024.

Pursuant to your email to the Company’s counsel, Gibson, Dunn & Crutcher LLP, dated July 10, 2024, the Company has been granted an extension to respond to the Comment Letter.

Subject to any further extensions granted by the Staff, we intend to respond to the Comment Letter in a timely manner by July 22, 2024.

Sincerely,

/s/ Rick Zakhar

Vice President of Legal Affairs – Corporate & Securities

cc: John Meloun, Xponential Fitness, Inc.